Exhibit 99.1

Jinxin Reports Unaudited Financial Results for the First Half of 2025

SHANGHAI, September 30, 2025 – Jinxin Technology Holding Company (“Jinxin” or the “Company”) (NASDAQ: NAMI), an innovative digital content service provider in China, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

●	Total revenues increased by 5.4% year on year to RMB208.5 million.

●	Subscription revenue from users decreased by 38.4% year on year to RMB28.5 million.

●	Licensing revenues from content aggregators and distributors increased by 22.7% year on year to RMB 144.7 million.

●	Revenue from content sold to hardware manufacturers decreased by 38.9 % year on year to RMB14.3 million.

●	Revenue from sales of digital educational hardware devices increased by 103.9 % year on year to RMB 21.0 million.

●	Operating loss was RMB23.9 million, compared to operating income of RMB32.0 million for the same period of 2024.

●	Non-GAAP loss from operations was RMB18.7 million, compared to non-GAAP income from operations of RMB32.0 million for the same period of 2024.

●	Net loss attributable to Jinxin Technology Holding Company shareholders was RMB21.3 million, compared to net income attributable to Jinxin Technology Holding Company shareholders of RMB26.6 million, for the same period of 2024.

“We are pleased to share our fiscal half-year performance. AI education has become a big trend in both China and the globe. We continued to launch more and more AI-driven digital content and products for students and received positive user feedback. We also devote to promoting AI-convergent publishing through partnership with traditional publishers and explore the new business model.” said Jinxin’s chief executive officer.

“Our learning devices such as Parent-Child Learning Big Screen have also gained momentum in the past half year, reflecting their growing role in students’ self-learning journeys. Furthermore, our licensing revenues from content aggregators and distributors have also grown strongly.”

First Half 2025 Unaudited Financial Results

Total revenues were RMB208.5 million, an increase of 5.4% from RMB197.9 million for the same period of 2024.

Subscription revenue from users was RMB28.5 million, a decrease of 38.4% from RMB46.3 million for the same period of 2024, primarily due to a discounted monthly subscription price to attract end customers.

Licensing revenues from content aggregators and distributors were RMB144.7 million, an increase of 26.8% from RMB117.9 million for the same period of 2024, primarily due to an increase of copyright revenue from content aggregators and distributors.

Revenue from content sold to hardware manufacturers was RMB14.3 million, a decrease of 38.9% from RMB23.4 million for the same period of 2024, primarily due to price reduction to secure long-term cooperation with hardware manufacturers.

Revenue from sales of digital educational hardware devices was RMB21.0 million, an increase of 103.9% from RMB10.3 million for the same period of 2024, primarily due to the launch of new product categories.

Cost of revenues was RMB177.5 million, an increase of 36.4% from RMB130.1 million for the same period of 2024, primarily due to the increased cost of licenses purchased from publishers.

Sales and marketing expenses were RMB8.8 million, a decrease of 20.0% from RMB11.0 million for the same period of 2024, primarily due to the decreased marketing promotion.

General and administrative expenses were RMB20.7 million, an increase of 73.9% from RMB11.9 million for the same period of 2024, primarily due to the increased payroll expenses and share-based compensation.

Research and development expenses were RMB25.4 million, an increase of 95.4% from RMB13.0 million for the same period of 2024, primarily due to the increased professional service fees.

Operating loss was RMB23.9 million, compared to operating income of RMB32.0 million for the same period of 2024.

Net loss was RMB21.1 million, compared to net income of RMB33.5 million for the same period of 2024.

As of June 30, 2025, the Company’s cash and cash equivalents and restricted cash balance was RMB55.2 million.

Recent Development

In January 2025, the Company through its subsidiary, Shanghai Jinxin, and a third company jointly set up Hainan Aixin Education Technology Limited (“Hainan Aixin”). The Company injected capital of RMB510,000 in January 2025, and hold 51% of interest in Hainan Aixin. Based on the article of association, the Company can exercise control over relevant activities of Hainan Aixin.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Jinxin’s strategic and operational plans and management’s quotations contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and Jinxin undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About the Company

Jinxin is an innovative digital content service provider in China. Leveraging our powerful digital content generation engine powered by advanced AI/AR/VR/digital human technologies, Jinxin are committed to offering our users high-quality digital content services through both our own platform and the content distribution channels of our strong partners

About Non-GAAP Financial Measures

In evaluating its business, Jinxin considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating costs and expenses, non-GAAP income/(loss) from operations, non-GAAP net income attributable to Jinxin, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Jinxin believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. Jinxin believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Jinxin’s historical performance and liquidity. Jinxin computes its non-GAAP financial measures using the same consistent method from period to period. Jinxin believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

JINXIN TECHNOLOGY HOLDING COMPANY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	92,586	55,155	7,699
Short-term investments	9,085	31,789	4,438
Accounts receivable	53,843	43,141	6,022
Inventories	107	4,115	574
Advance to suppliers	3,627	9,654	1,348
Amount due from related parties	802	244	34
Other current assets	2,535	3,507	490
Total current assets	162,585	147,605	20,605

Non-current assets:
Long-term investments	11,905	17,476	2,440
Property and equipment, net	1,938	2,115	295
Construction-in-progress	-	6,132	856
Intangible assets, net	61,730	66,991	9,352
Operating lease right-of-use assets, net	5,124	3,792	529
Total non-current assets	80,697	96,506	13,472
Total assets	243,282	244,111	34,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	38,018	58,766	8,204
Accrued expenses and other liabilities	4,545	3,833	536
Tax payables	4,543	4,516	630
Operating lease liabilities – current	2,645	2,129	297
Amount due to related parties	7	-	-
Contract liabilities	25,036	19,295	2,693
Total current liabilities	74,794	88,539	12,360

Non-current liabilities:
Operating lease liabilities – non-current	2,867	1,615	226
Other non-current liabilities	1,792	1,792	250
Total non-current liabilities	4,659	3,407	476
Total liabilities	79,453	91,946	12,836

JINXIN TECHNOLOGY HOLDING COMPANY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.00001428571428 par value; 3,500,000,000 and 3,500,000,000 shares authorized; 1,152,740,747 and 1,230,609,377 issued and outstanding as of December 31, 2024 and June 30 2025, respectively)	119	126	18
Additional paid-in capital	267,626	275,456	38,452
Statutory reserve	7,411	7,460	1,041
Accumulated deficit	(143,585)	(164,928)	(23,023)
Accumulated other comprehensive income	399	1,484	207
Total JINXIN TECHNOLOGY HOLDING COMPANY shareholders’ equity	131,970	119,598	16,695
Non-controlling interests	31,859	32,567	4,546
Total equity	163,829	152,165	21,241
Total liabilities and equity	243,282	244,111	34,077

JINXIN TECHNOLOGY HOLDING COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

	For the Six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues	197,948	208,502	29,106
Cost of revenues	(130,139)	(177,529)	(24,782)
Gross profit	67,809	30,973	4,324
Sales and marketing expenses	(10,995)	(8,805)	(1,229)
General and administrative expenses	(11,858)	(20,715)	(2,892)
Research and development expenses	(12,997)	(25,359)	(3,540)
Total operating expenses	(35,850)	(54,879)	(7,661)
Operating income (loss)	31,959	(23,906)	(3,337)
Other income	560	4	1
Other expenses	(3)	-	-
Interest income	88	136	19
Interest expenses	-	-	-
Gain from equity method investments	270	2,571	359
Investment income	366	404	56
Exchange gain (loss)	14	(1,558)	(217)
Government Subsidy	294	1,273	178
Income (loss) before income taxes	33,548	(21,076)	(2,941)
Income tax expense	(18)	-	-
Net income (loss)	33,530	(21,076)	(2,941)
Less: net income attributable to non-controlling interests	(6,907)	(218)	(30)
Net income (loss) attributable to the Company’s ordinary shareholders	26,623	(21,294)	(2,971)

Comprehensive income (loss)
Net income (loss)	33,530	(21,076)	(2,942)
Other comprehensive income (loss)
Foreign currency translation adjustment	-	1,085	151
Total comprehensive income (loss)
Less: comprehensive income attributable to non-controlling interests	(6,907)	(218)	(30)
Comprehensive income (loss) attributable to the Company’s ordinary shareholders	26,623	(20,209)	(2,821)

Earnings per share:
Ordinary shares – basic	0.06	(0.02)	(0.00)
Ordinary shares – diluted	0.06	(0.02)	(0.00)

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic	416,920,000	1,165,980,212	1,165,980,212
Ordinary shares – diluted	466,190,000	1,202,529,588	1,202,529,588

JINXIN TECHNOLOGY HOLDING COMPANY

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

	For the Six months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Reconciliation of Non-GAAP income (loss) from operation to Income
Income (loss) from operation	31,959	(23,906)	(3,337)
Add: share-based compensation expense	4	5,184	724
Non-GAAP income (loss) from operation	31,963	(18,722)	(2,613)